Filed Pursuant to Rule 433
Registration No. 333-272782
August 10, 2023

ONEOK, INC.
PRICING TERM SHEET
$5,250,000,000

$750,000,000 5.550% Notes due 2026
$750,000,000 5.650% Notes due 2028

$500,000,000 5.800% Notes due 2030
$1,500,000,000 6.050% Notes due 2033
$1,750,000,000 6.625% Notes due 2053

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the preliminary prospectus supplement dated August 8, 2023 (the “Preliminary Prospectus Supplement”).

Issuer:	ONEOK, Inc.
Guarantors:	ONEOK Partners, L.P. and ONEOK Partners Intermediate Limited Partnership
Security Type:	Senior Unsecured Notes
Expected Ratings*:	Baa2 / BBB / BBB
Pricing Date:	August 10, 2023
Settlement Date**:	August 24, 2023 (T+10)
	5.550% Notes due 2026	5.650% Notes due 2028	5.800% Notes due 2030	6.050% Notes due 2033	6.625% Notes due 2053
Maturity Date:	November 1, 2026	November 1, 2028	November 1, 2030	September 1, 2033	September 1, 2053
Principal Amount:	$750,000,000	$750,000,000	$500,000,000	$1,500,000,000	$1,750,000,000
Benchmark Treasury:	4.500% due July 15, 2026	4.125% due July 31, 2028	4.000% due July 31, 2030	3.375% due May 15, 2033	3.625% due February 15, 2053
Benchmark Treasury Price / Yield	99-29 / 4.533%	99-17 ¾ / 4.225%	98-29+ / 4.180%	94-06 / 4.103%	89-11 / 4.263%
Re-offer Spread to Benchmark Treasury:	+ 105 bps	+ 145 bps	+ 165 bps	+ 195 bps	+ 240 bps
Yield to Maturity:	5.583%	5.675%	5.830%	6.053%	6.663%
Coupon:	5.550%	5.650%	5.800%	6.050%	6.625%
Public Offering Price:	99.886% of the principal amount	99.869% of the principal amount	99.805% of the principal amount	99.976% of the principal amount	99.507% of the principal amount
Redemption Provisions
Special Mandatory Redemption:

If (i) the consummation of the merger with Magellan Midstream Partners, L.P. (the “merger”) does not occur on or before the Outside Date, (ii) prior to the Outside Date, the Merger Agreement is terminated or (iii) the Issuer otherwise notifies the Trustee under the notes that it will not pursue the consummation of the merger, the Issuer will be required to redeem the notes of each series then outstanding at a redemption price equal to 101% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to, but excluding, the Special Mandatory Redemption Date.

Make-Whole Call:	T + 20 bps (prior to October 1, 2026)	T + 25 bps (prior to October 1, 2028)	T + 25 bps (prior to September 1, 2030)	T + 30 bps (prior to June 1, 2033)	T + 40 bps (prior to March 1, 2053)
Par Call:	On or after October 1, 2026 (one month prior to maturity)	On or after October 1, 2028 (one month prior to maturity)	On or after September 1, 2030 (two months prior to maturity)	On or after June 1, 2033 (three months prior to maturity)	On or after March 1, 2053 (six months prior to maturity)
Interest Payment Dates:	May 1 and November 1, commencing May 1, 2024	May 1 and November 1, commencing May 1, 2024	May 1 and November 1, commencing May 1, 2024	March 1 and September 1, commencing March 1, 2024	March 1 and September 1, commencing March 1, 2024
CUSIP / ISIN:	682680 BH5 / US682680BH51	682680 BJ1 / US682680BJ18	682680 BK8 / US682680BK80	682680 BL6 / US682680BL63	682680 BN2 / US682680BN20

Joint Book-Running Managers:

Goldman Sachs & Co. LLC

Barclays Capital Inc.

BofA Securities, Inc.
Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

Wells Fargo Securities, LLC

Senior Co-Managers:	CIBC World Markets Corp. Deutsche Bank Securities Inc. PNC Capital Markets LLC Regions Securities LLC SMBC Nikko Securities America, Inc. Truist Securities, Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	BOK Financial Securities, Inc. Academy Securities, Inc. Loop Capital Markets LLC R. Seelaus & Co., LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

** We expect delivery of the notes will be made against payment therefor on or about the settlement date specified in this pricing term sheet, which will be the tenth business day following the date of pricing (such settlement being referred to as “T+10”). Pursuant to Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before their delivery will be required, by virtue of the fact that the notes will initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on any date prior to two business days before their delivery should consult their advisors.

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526; Barclays Capital Inc. toll-free at 1-888-603-5847; BofA Securities, Inc. toll-free at 1-800-294-1322; Citigroup Global Markets Inc. toll-free at 1-800-831-9146; and J.P. Morgan Securities LLC collect at 1-212-834-4533.

No PRIIPs KID. Not for retail investors in the EEA or the UK. No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or the UK.

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